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                           SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                  -------------------

                                     SCHEDULE 14D-9
                                      (RULE 14d-101)

           SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                          OF THE SECURITIES EXCHANGE ACT OF 1934

                                   (AMENDMENT NO. 1)

                                  -------------------

                                  TRAVELOCITY.COM INC.
                               (Name of Subject Company)

                                 TRAVELOCITY.COM INC.
                       (Name of Person(s) Filing Statement)

                      Common Stock, par value $0.001 per share
                            (Title of Class of Securities)

                                       893953-109
                         (CUSIP Number of Class of Securities)

                                  -------------------

                                   Terrell B. Jones
                        President and Chief Executive Officer
                                 Travelocity.com Inc.
                               15100 Trinity Boulevard
                               Fort Worth, Texas 76155
                                    (817) 785-8000
                   (Name, address and telephone number of person
                 authorized to receive notice and communications on
                     behalf of the person(s) filing statement)

                                     with copies to:

                                   Don M. Glendenning
                                     Toni Weinstein
                                Locke Liddell & Sapp LLP
                              2200 Ross Avenue, Suite 2200
                                  Dallas, Texas 75201
                                     (214) 740-8000

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         This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Schedule 14D-9 (as amended, the "Schedule 14D-9") initially filed with the Securities and Exchange Commission (the "Commission") on March 18, 2002 by Travelocity.com Inc. ("Travelocity"), relating to a tender offer commenced on March 5, 2002 by Travelocity Holdings Sub Inc., a Delaware corporation ("Sabre Sub") and an indirect wholly-owned subsidiary of Sabre Holdings Corporation, a Delaware corporation ("Sabre"), disclosed in a Tender Offer Statement on Schedule TO dated March 5, 2002, as amended by Amendment No. 1 thereto, dated March 18, 2002, Amendment No. 2 thereto, dated March 21, 2002, and Amendment No. 3 thereto, dated March 26, 2002 (as amended, the "Schedule TO"), to purchase all of the outstanding shares of Travelocity's common stock, par value $0.001 per share (the "Shares"), at a purchase price of $28.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2002, as supplemented by the Supplement thereto, dated March 18, 2002, and the related revised Letter of Transmittal (which, as may be amended or supplemented from time to time, together constitute the "Offer").
Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

         The first sentence of the third paragraph of the letter to stockholders has been clarified and is hereby amended and restated as follows:

         "The special committee and the board of directors of Travelocity, with two directors voting for, six directors abstaining and one director voting against, have now concluded that the revised Sabre tender offer is adequate and, taking all factors into consideration, including the opinion of Salomon Smith Barney that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Offer Price is fair, from a financial point of view, to unaffiliated (non-Sabre) stockholders, have determined, on balance, that the offer is fair to such stockholders."

         The first sentence of the fifth paragraph of the letter to stockholders has been clarified and is hereby amended and restated as follows:

         "In reaching its determination that the revised offer of $28 a share is adequate and, on balance, fair to unaffiliated (non-Sabre) stockholders, the board of directors and the special committee considered the following additional factors:"

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The first paragraph of the section entitled "Certain Other Matters Relating to Acquisitions and Strategic Relationships" is hereby amended and restated as follows:

         "To further Travelocity's strategic objective of increasing its merchant model sales, Travelocity is currently engaged in discussions with third parties concerning the acquisition of certain businesses in the travel industry that have merchant capability. On March 26, 2002, Travelocity announced that it had entered into a definitive merger agreement with Site59.com, Inc. ("Site59"), a privately held online travel vendor with merchant hotel and vacation package capability. Pursuant to this agreement, Site59 became a subsidiary of Travelocity on March 27, 2002. In January 2002, Sabre offered to provide cash funding for this acquisition in exchange for Shares. Prior to Travelocity and Sabre reaching an agreement with respect to such arrangement, Sabre announced its intent to commence the Offer discussed above. Sabre then offered in mid-February 2002 to provide a loan, directly or through one of its subsidiaries, to Travelocity in an aggregate amount of up to approximately $43 million to help Travelocity fund the purchase price for such proposed transaction. The loan, which was not contingent on the success or completion of the Offer, bears interest at a rate equal to six-month LIBOR plus 150 basis points, and is due and payable on September 27, 2002."


                                       1
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         The summary compensation table in the section entitled "Executive
Compensation" is hereby amended and restated as follows:

                           "SUMMARY COMPENSATION TABLE

         The following Summary Compensation Table sets forth the compensation for the fiscal year ending December31, 2001 paid to (a) Mr. Jones, who served as Travelocity's Chief Executive Officer during the entire fiscal year ended December 31, 2001 and (b) the other four most highly compensated executive officers who were serving as executive officers of Travelocity on December 31, 2001 (collectively, the "Named Executive Officers"):

                                                                Long-Term Compensation
                                                                -----------------------
                                                                  Awards      Payouts
                                                                ----------   ----------
                                     Annual Compensation        Securities
Name and Principal                --------------------------    Underlying     LTIP          All Other
     Position              Year   Salary($)(1)   Bonus($)(2)    Options($)   Payouts($)   Compensation($)
------------------         ----   ------------   -----------    ----------   ----------   ---------------
Terrell B. Jones           2001    350,000        340,000         150,000       326,120(3)   26,065(4)
President and Chief        2000    288,797(5)     119,487              --       349,688(6)       --
Executive Officer

James D. Marsicano         2001    243,230        121,086          58,000        34,190(7)      371(8)
Executive Vice President   2000    181,658         70,755              --        37,172(7)       --
of Sales and Service

Andrew B. Steinberg        2001    233,200        115,602          72,900       178,059(9)    8,810(10)
Executive Vice President   2000    182,272         67,838              --       279,844(11)      --
Administration, General
Counsel and Corporate
Secretary

Ramesh K. Punwani          20012    16,000         95,116          70,000            --       2,619(12)
Chief Financial Officer    2000    158,333         61,670              --            --      30,755(13)
and Executive Vice
President

Christopher McAndrews      2001    235,224         89,855          43,900            --          --
Senior Vice President,     2000    181,060(14)     71,375(14)          --            --          --
Leisure Travel and Media

---------

(1) All salary information for fiscal year 2000 represents compensation earned after the Preview Merger in March 2000.

(2) Represents bonus earned for services rendered during the fiscal years 2001 and 2000. Payment for such services was made in 2002 and 2001, respectively, under Travelocity's incentive plan.

(3) Represents amount payable under Sabre's 1998-2000 performance share program for performance shares granted in 1998. Mr. Jones has elected to defer payment of the entire amount.

(4) Represents car allowance and miscellaneous expenses reimbursed to Mr. Jones by Travelocity, and the value of certain travel privileges provided by Travelocity.

(5) Includes $35,464 of deferred compensation earned during fiscal 2000 and paid as a contribution to Travelocity's Supplemental Executive Retirement Plan on behalf of Mr. Jones.


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(6)    Represents amount payable under Sabre's 1997-1999 performance share program for performance shares granted in 1997. Mr. Jones has elected to defer payment of the entire amount.

(7) Represents amounts payable under Sabre's 1998-2000 and 1997-1999 performance share programs for performance shares granted in 1998 and 1997, respectively.

(8) Represents the value of certain travel privileges provided by Travelocity.

(9) Represents amount payable under Sabre's 1998-2000 performance share program for performance shares granted in 1998. Of this amount, Mr. Steinberg has elected to defer payment of $115,738.

(10) Represents car allowance and miscellaneous expenses reimbursed by Travelocity, and the value of certain travel privileges provided by Travelocity.

(11) Represents amount payable under Sabre's 1997-1999 performance share program for performance shares granted in 1997. Of this amount, Mr. Steinberg has elected to defer payment of $181,898.

(12)   Represents the value of certain privileges provided by Travelocity.

(13) Represents car allowance and miscellaneous expenses reimbursed by Travelocity.

(14) Includes an adjustment of $28,350 to Mr. McAndrews's compensation for 2000 to correct an inadvertent underpayment of his compensation in that amount in 2000. Additionally, the related bonus column includes $10,717 associated with the compensation underpayment. These adjustments were paid in 2001."

       The section entitled "Securities Owned by Directors and Executive Officers" is amended and restated as follows:

       "As of March 11, 2002, each director, the Named Executive Officers and all directors and executive officers, as a group, owned (directly or beneficially), or had been granted, securities or rights equivalent to the shares indicated in the table below:

                                                              Total
                                Travelocity                Travelocity   Sabre Class
                                  Common      Percentage      Equity       A Common     Percent of
Name of Beneficial Owner         Stock(1)      of Class      Stake(2)        Stock         Class
------------------------        ----------    ----------   -----------   -----------    ----------
William J. Hannigan                    --          --             --        393,372          *
F. William Conner                  31,500          *          44,000             --         --
Paul C. Ely, Jr.                   24,500          *          33,500         30,033          *
Michael S. Gilliland                   --          --             --         66,772          *
Jeffery M. Jackson                     --          --             --        110,119          *
James J. Hornthal(3)            1,071,837         6.2      1,081,337             --         --
Glenn W. Marschel, Jr.             24,000          *          33,000         43,033          *
Kathleen Misunas                    1,000          *          26,000             --         --
Terrell B. Jones                  543,359         3.2      1,143,760             --         --
James D. Marsicano                104,904          *         286,930             --         --
Ramesh K. Punwani                  77,851          *         296,184             --         --
Andrew B. Steinberg               114,427          *         359,700             --         --
Christopher McAndrews             158,981          *         282,929             --         --
Directors and executive
  officers as a group
  (13 persons)                  2,152,359        12.5      3,587,940        643,329          *

----------------
*    Less than 1%

(1) A person is deemed to be the beneficial owner of securities that may be acquired by such person within 60 days from March 11, 2002 upon the exercise of options. Each beneficial owner's percentage ownership is


                                       3
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     determined by assuming that options that are held by such person (but not those held by any other person) and which are exercisable within 60 days of March 11, 2002 have been exercised.

(2) Represents all of the stock owned by each individual, including shares owned directly and beneficially, and vested and unvested stock options regardless of vesting period.

(3) Includes 810,000 shares and options to purchase 235,000 shares held by family trusts and partnerships controlled by Mr. Hornthal for which he does not disclaim beneficial ownership."

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

         Item 4. (a) SOLICITATION/RECOMMENDATION has been clarified and is hereby amended and restated as follows:

         "The Special Committee and the board of directors of Travelocity believe that the Offer is adequate and, taking all factors into consideration, including the opinion of Salomon Smith Barney that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Offer Price is fair, from a financial point of view, to unaffiliated (non-Sabre) stockholders, have concluded on balance that the Offer is fair to such stockholders and recommend that holders of Shares accept the Offer and tender their Shares to Sabre in the Offer."

         The last sentence of the initial paragraph on page 25 discussing the events of February 21, 2002 is hereby amended and restated as follows, with an additional sentence added immediately following it, to read as follows:

"Also discussed were certain strategic alternatives that might be available to Travelocity, such as the possibility that another prospective acquirer for Travelocity might be located. The Special Committee determined, however, based on Sabre's unwillingness to sell any of its equity interests in Travelocity or explore the possibility of another party making an investment in Travelocity, as stated in Mr. Hannigan's February 20 letter, that it did not appear likely that an exploration of any such alternatives would prove to be fruitful."

         The penultimate sentence of the third paragraph on page 30 has been clarified and is hereby amended and restated as follows:

"After a thorough discussion of the Revised Offer Terms (including the reduced rights of Sabre to terminate or withdraw the Offer), the Special Committee determined that the proposed $28 per Share offer price was adequate and, taking all factors into consideration, was, on balance, fair to unaffiliated (non-Sabre) stockholders."

         The third sentence of the fourth paragraph on page 30 has been clarified and is hereby amended and restated as follows:

"The Special Committee then presented its report regarding Sabre's proposed tender offer to the Travelocity board, which concluded that the proposed $28 per Share offer price was adequate and, taking all factors into consideration, including the opinion of Salomon Smith Barney that, as of the date of the opinion, based upon and subject to the assumptions, considerations and limitations set forth in the opinion, the Offer Price is fair, from a financial point of view, to unaffiliated (non-Sabre) stockholders, further concluded on balance that the Offer was fair to such stockholders and should be recommended to such holders."

         The following paragraph has been added as the penultimate paragraph of Item 4(c):

         "Neither the board nor the Special Committee considered the liquidation of Travelocity's assets because each believed that, based on Sabre's stated desire for Travelocity to continue to conduct its business as a subsidiary of Sabre, liquidation was not a viable course of action. Therefore, no appraisal of liquidation values was sought for purposes of evaluating the Offer. Neither the board nor the Special Committee considered the net book value of Travelocity, as each found it to be of limited importance as it was not directly related to Travelocity's financial performance. The board and the Special Committee considered the going concern value of Travelocity, as measured by the Publicly Traded Comparable Company Analysis described below under "Summary of the Financial Analyses and Opinion of Financial Advisor," which indicated that, based on the analyses set forth therein, Salomon Smith Barney derived a reference range of implied values for Travelocity between $24 and $32 per Share. For the reasons pertinent to those analyses discussed in the paragraph above entitled "Financial Analyses and Opinion of


                                       4
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Salomon Smith Barney," the board and the Special Committee concluded that the
Offer Price, on balance, was fair to unaffiliated (non-Sabre) stockholders in light of the going concern value implied by those analyses. Neither the board nor the Special Committee considered the purchase prices for Shares paid by Sabre or its affiliates, or by affiliates of Travelocity, within the past two years. This was based on the belief that there had occurred significant changes in market conditions over that period of time and that, therefore, those purchase prices were of little relevance in evaluating the Offer. Neither the board nor the Special Committee was aware of, and therefore did not consider, any firm offers for the merger or sale of Travelocity, the sale or transfer of all or any substantial part of Travelocity's assets or any purchase of the Travelocity's securities that would result in the purchaser obtaining control Travelocity."

ITEM 8.  ADDITIONAL INFORMATION.

         The third paragraph of the section entitled "(c) Litigation" is hereby amended and restated as follows:

         "On March 20, 2002, counsels to Travelocity and Sabre entered into a Memorandum of Understanding with the plaintiffs to settle such lawsuits. Under the terms of the Memorandum of Understanding, Sabre has stated its intention to agree to an offer price of no less than $28.00 per Share and not to object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $1.9 million. Under the terms of the Memorandum of Understanding, plaintiffs have stated an intention to have all pending stockholder litigation settled and dismissed as to plaintiffs and the putative plaintiff class. The settlement is subject to, among other things, the approval of the Delaware Court of Chancery. The Memorandum of Understanding is incorporated by reference into this Amendment No. 1. This summary discussion of the Memorandum of Understanding is qualified in its entirety by reference to the text of the Memorandum of Understanding."

ITEM 9.  EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby supplemented as follows:

Exhibit No.
-----------

Exhibit (a)(20)    Revised Letter of Transmittal(1)

Exhibit (a)(21)    Memorandum of Understanding, dated March 20, 2002(2)

Exhibit (e)(20)    Retained Services Agreement, dated as of July 1, 2001,
                   between Sabre Inc. and Travelocity.com LP(3)+

Exhibit (e)(21)    Employment letter agreement, dated January 20, 2000, between
                   Travelocity Holdings and James D. Marsicano(3)

Exhibit (e)(22)    Employment letter agreement, dated February 8, 2000, between
                   Travelocity Holdings and Ramesh K. Punwani(3)

Exhibit (e)(23)    Employment letter agreement, dated April 18, 2000, between
                   Travelocity Holdings and  Andrew B. Steinberg(3)

Exhibit (e)(24)    Employment letter agreement, dated October 25, 2001, between
                   Travelocity Holdings and Christopher McAndrews(3)

--------------------

(1) Incorporated herein by reference to Amendment No. 1 to Schedule TO filed by Sabre and Sabre Sub on March 18, 2002.

(2) Incorporated herein by reference to Amendment No. 2 to Schedule TO filed by Sabre and Sabre Sub on March 21, 2002.


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


(3) Incorporated herein by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 filed by Travelocity on March 26, 2002.

+ Portions of this exhibit have been redacted pending a confidential treatment request filed with the Commission.











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                                     SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 TRAVELOCITY.COM INC.

                                 By: /s/ Terrell B. Jones
                                    --------------------------------------------
                                    Name:  Terrell B. Jones
                                    Title: President and Chief Executive Officer

Dated: March 28, 2002





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